October 4, 2018

Xuezhu Wang
Chief Executive Officer
Happiness Biotech Group Ltd
No. 11, Dongjiao East Road
Shuangxi, Shunchang, Nanping City
Fujian Province, P.R.C.

       Re: Happiness Biotech Group Ltd
           Draft Registration Statement on Form F-1
           Submitted September 4, 2018
           CIK No. 0001751876

Dear Mr. Wang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please revise the description of the escrow arrangement to clarify whether you will return funds promptly in the event the minimum offering amount is not sold. Refer to
       Exchange Act Rule 10b-9.
2. Based on certain of your disclosures, such as your statements in footnotes 1 and 4 to the fee table and your capitalization tables, it appears that you intend to grant the underwriters an over-allotment option. The use of an over-allotment option, however, is not appropriate
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany 2018
October 4, NameHappiness Biotech Group Ltd
October 4, 2018 Page 2
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FirstName LastName
         in an offering being conducted on a best efforts, minimum-maximum basis (i.e., it is used/appropriate only in offerings done on a firm commitment basis, which is not the case here). Please revise accordingly.
3. Please identify your underwriters and provide the plan of distribution disclosures required by Item 9.B of Form 20-F.
Prospectus Summary, page 1

4. Please explain "Reishi spore powder," "Cordyceps mycelia," and "Ejiao solution" in terms a lay investor would understand. Please also disclose the indications targeted by each of these products.
5. In the "Overview" section here, please provide a brief description of the traditional
         Chinese medicine industry in China and its key differences from the regulated pharmaceutical industry. Include in your "Regulations" subsection a more detailed discussion of the differences in regulatory requirements, the type of regulatory approvals your nutraceutical products have received, and whether your GMP certificate that you received in 2005 needs to be renewed.
6. Please add a section here in the summary to discuss your material risks in as prominent in detail and presentation as the discussion of your competitive advantages and growth strategies.
Implications of Our Being an "Emerging Growth Company" and "Foreign Private Issuer", page
3

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
8. Please revise your last paragraph, which states that your audit committee will only consist of two independent directors, as your disclosures elsewhere, including on page 71, indicate that your audit committee will consist of at least three independent directors within the meaning of the NASDAQ Listing Rules.
Risks Related to the Offering and Our Ordinary Shares, page 10

9. Please add a risk factor discussing your potential status as a PFIC, and also add a discussion on this issue in your summary risks section.
10. Please add a risk factor discussing the regulations that require an enterprise in China to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital, and state the current percentage you have achieved.
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany 2018
October 4, NameHappiness Biotech Group Ltd
October 4, 2018 Page 3
Page 3
FirstName LastName
Risk Factors
Our Chief Executive Officer owns a substantial amount of our Common Stock, page
15

11. Please expand this risk factor and its heading to disclose the family relationship between the Chairman and the CEO. Please also include a discussion of the significant insider ownership and family relationship in your summary risks section. Risks Related to Doing Business in China, page 15

12. Please add a risk factor discussing the difficulty investors may have in obtaining or enforcing judgments against you or some of your executive officers and directors.
Use of Proceeds, page 25

13. Please revise to disclose the number of experience stores you expect to be able to open if you achieve the minimum amount of proceeds and if you achieve the maximum amount.
14. We note that one of your proposed uses is to invest in research and development. Please clarify whether all such amounts would be used for the three products you reference in the last three paragraphs on page 48, or whether this amount will also be used to develop other products.
Dilution, page 28

15. Please provide the disclosure required by Item 9.E.1 of Form 20-F regarding amounts paid by existing investors and new investors or tell us why you believe this disclosure is not required.
Management's Discussion and Analysis
Operating Activities, page 35

16.      Please address the following:
           expand the disclosure to explain the underlying reasons for the decrease in inventory and the increase in accounts receivable.
           regarding inventory, days' sales in inventory decreased to 26 days at March 31, 2018 from 50 days at March 31, 2017. In particular, per page F-17 finished goods inventory at March 31, 2018 is $253,174. Expand your discussion to address the effect the level of inventory at March 31, 2018 will have on sales in fiscal 2019. regarding accounts receivable, explain in the disclosure why days'
sales in accounts
            receivable increased to 194 days at March 31, 2018 from 161 days at March 31, 2017.
           reconcile for us the change in accounts receivable and inventory shown on the cash flow statement for fiscal 2018 to the change in reported amounts on the balance sheet.
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany 2018
October 4, NameHappiness Biotech Group Ltd
October 4, 2018 Page 4
Page 4
FirstName LastName
Business, page 43

17. You state in the second paragraph and elsewhere in the prospectus that you believe you are one of the leading companies specializing in research, development, manufacturing, and sale of nutraceutical and dietary supplements made of Reishi spore powder,
         Cordyceps mycelia, Ejiao, and other materials. Please provide the basis for your belief that you are one of the leading companies in this area.
18. We note that your description of many of the products in your table on page 44, and your discussion of certain of the products generally on pages 41-42, claim that they produce certain benefits, such as "effects of boosting the immune system and preventing diseases." For each such statement, please revise to explain the basis for determining that the product is effective for such purpose, whether such benefits needed to be proven to any regulatory authority, and state any serious adverse events the products may produce.
         With respect to any product that you state has shown no side effects (such as your statement in the penultimate paragraph on page 42), please clarify the basis for such statements.
Manufacturing and Quality Control, page 45

19. To provide context for your statements in the first two paragraphs on page 46 regarding the savings that resulted from your transition from labor-intensive manufacturing processes to the use of automatic methods, please disclose which years you are using for comparison purposes.
20. We refer to your statement in the third paragraph on page 47 that you provide professional training to nutrition consultants so that they are able to provide physical examination services to consumers. Please revise to clarify these type of services, and whether they are medical in nature, and if they are, please state whether any other regulatory approvals or licenses will be needed.
Research and Development, page 48

21. You state in the last three paragraphs on page 48 that you are planning to introduce three new products based on Reishi mushrooms, and that these products have the health benefit of improving liver function or regulating blood lipid level. Please explain whether these benefits are still under testing and therefore remain unproven. If the stated benefits are still being tested, please explain whether a regulatory authority will determine that the products have such stated benefits. If the benefits have already been proven, please disclose the basis for such statements.
22. Please expand your disclosure to further explain the nature of the research you are conducting in connection with your three proposed new products, such as whether the research is focused on developing or testing the effects of such products, or whether it is focused on their manufacturing.
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany 2018
October 4, NameHappiness Biotech Group Ltd
October 4, 2018 Page 5
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FirstName LastName
Suppliers, page 48

23. Please reconcile your disclosure here regarding your supply of Reishi spore powder with your disclosure on page 45 where you state you purchase these raw materials at a discount to market from suppliers to which you provide technical support for their cultivation.
Management, page 59

24. Please revise to provide the information required by Item 6.A. of the Form 20-F for your directors. In addition, please expand your discussion of Mr. Bian's experience to explain the nature of his responsibilities when he was a manager for Viscardi AG, China Division, and to describe his recent business experience since 2012.
Duties of Directors, page 60

25. You state here that a director may not vote at any meeting on any resolution concerning an interested matter, and you have similar disclosure in the first paragraph on page 72, but
         Section 23.3 of your Memorandum and Articles of Association states that the director shall be at liberty to vote on interested transactions or contracts so long as the nature of the interest is disclosed. Please reconcile your disclosure, or if this is a provision that will be in an amended and restated version of your articles of association, please ensure to file this document as an exhibit to your registration statement.
Executive Compensation
Agreements with Named Executive Officers, page 62

26. Please revise the description of these agreements to be consistent with the terms of
         Exhibits 10.3 and 10.4. For instance, we note that the dates of execution, the compensation arrangements and the terms of severance payments in the event of termination without cause are inconsistent. Please also expand your disclosure to describe the change in control provisions.
Related Party Transactions, page 64

27. You state that the loan from Mr. Wang was interest-free. However, we note your statements on pages 37 and F-19 which appear to indicate that interest expense recognized from the related party loan was $345,562 for the year ended March 31, 2017. Please reconcile your disclosures.
Description of Share Capital
Calls on shares and forfeiture, page 67

28. Please expand to describe the circumstances under which the directors may make calls on shareholders.
 Xuezhu Wang
FirstName Biotech Group LtdWang
Happiness LastNameXuezhu
Comapany 2018
October 4, NameHappiness Biotech Group Ltd
October 4, 2018 Page 6
Page 6
FirstName LastName
Taxation, page 81

29. We note your reference in the exhibit index that your Exhibit 8.1 tax opinion from the
         Tian Yuan Law Firm has been filed with the registration statement, but we did not see a short-form version of the opinion on file and we note that the disclosure in this section states that the PRC opinion is from King & Wood Mallesons. Please reconcile your statements and file the opinion in a future amendment. Please also revise this section to clearly state which disclosure is the opinion of Hunter Taubman. With respect to any disclosure serving as the opinion of tax counsel, revise to remove language stating that
         "generally" certain tax consequences will apply and express a firm opinion for each material tax consequence or explain why such an opinion cannot be given. Additionally, please clarify your statements regarding why a firm opinion on tax consequences cannot be given if you are considered to be a PRC tax resident enterprise (for example, is there a tax treaty with the Cayman Islands and the treatment of such tax treaty is uncertain).
Financial Statements
Statements of Cash Flows, page F-7

30. Dividends of $8.3 million are reported as paid in fiscal 2018. The balance sheet reports a dividend payable of $8.0 million at March 31, 2017. The statement of changes in shareholders' equity does not reflect any dividends. Please provide disclosure regarding the dividends such as when the dividend was declared, why the dividend was paid for more than the amount of the payable, and where the $0.3 million difference was recorded.
         Also, if the dividend was declared prior to April 1, 2016, explain why payment was delayed until fiscal 2018.
Note 1 - Organization and Nature of Operations, page F-8

31.      You state "Since the Company is effectively controlled by the same
Controlling
         Shareholder before and after the reorganization, it is considered under common control."
         You further state "Prior to the reorganization, Mr. Wang Xuezhu owns 47.7% ownership of Fujian Happiness." Please provide us your analysis of the ownership prior to the reorganization that resulted in the Controlling Shareholder controlling as 47.7% does not appear to result in control. Revise the disclosure as necessary. Signatures, page II-4

32. On page II-5, please revise the capacity in which Jiong Bian is signing to refer to his additional role as principal accounting officer. Please also include the signatures of at least a majority of the board (we note that your board will consist of five directors at closing).
         Refer to Instruction 1 of Signatures in the Form F-1.
 Xuezhu Wang
Happiness Biotech Group Ltd
October 4, 2018
Page 7
General

33. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
      Please note that we may have comments regarding this material.



       You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameXuezhu Wang
                                                            Division of
Corporation Finance
Comapany NameHappiness Biotech Group Ltd
                                                            Office of
Healthcare & Insurance
October 4, 2018 Page 7
cc:       Joan Wu
FirstName LastName